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                                                             (EXHIBIT 8 TO S-4)


                         [LETTERHEAD OF ESKEW & GRESHAM, PSC]

                                   January 23, 1998




Premier Financial Bancorp, Inc.            Ohio River Interim Bank
120 North Hamilton Street                  221 Railroad Street
Georgetown, KY  40324                      Ironton, OH  45638

Ohio River Bank
221 Railroad Street
Ironton, OH  45638

Ladies and Gentlemen:

     You have requested our opinion concerning the federal income tax consequences of the proposed merger of Ohio River Interim Bank ("Merger Sub"), a newly formed, wholly owned subsidiary of Premier Financial Bancorp, Inc. ("Parent"), with and into Ohio River Bank (the "Company"), pursuant to the terms and conditions set forth in the Amended and Restated Agreement and Plan of Merger dated as of November 24, 1997 by and among Parent, Merger Sub and the Company (the "Agreement"). Capitalized terms used in this opinion letter and not defined herein shall have the meanings given them in the Agreement.

     A summary of the pertinent facts and assumptions upon which we have relied in rendering this opinion is set forth below.

                                     FACTS

     Parent is a corporation organized and existing under the laws of the
Commonwealth of Kentucky.   Each of the Merger Sub and the Company is a
corporation organized and existing under the laws of the State of Ohio. All issued and outstanding shares of capital stock of Merger Sub are held by Parent and are fully paid and nonassessable. The Company's authorized capital stock consists of 275,000 shares of common stock ("Company Common Stock"), of which at the date hereof 250,000 shares are validly issued and outstanding and fully paid and nonassessable.

     Pursuant to the terms and conditions set forth in the Agreement and the Ohio General Corporation Law, Merger Sub will be merged with and into the Company as of the Effective Time. Except in the case of shares of Company Common Stock held by Company shareholders who elect to dissent from the Merger ("Dissenting Shares"), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will,


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January 23, 1998
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automatically, by virtue of the Merger and at the Effective Time, be converted into the right to receive 1.2 fully paid and nonassessable Common Shares of Parent ("Parent Common Stock"). Company shareholders will receive cash in lieu of any fractional shares of Parent Common Stock. Company shareholders who hold Dissenting Shares will receive payment for such shares in accordance with the Ohio General Corporation Law.

                                     ASSUMPTIONS

     1. The fair market value of the Parent Common Stock received by each Company shareholder who does not dissent from the Merger will be approximately equal to the fair market value of the Company Common Stock surrendered in the Merger.

     2. There is no plan or intention by the shareholders of the Company who own one percent or more of the Company Common Stock, and to the knowledge of the management of the Company, there is no plan or intention on the part of the remaining shareholders of the Company to sell, exchange, or otherwise dispose of a number of shares of Parent Common Stock received in the Merger that would reduce the Company shareholders' ownership of Parent Common Stock to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of all of the formerly outstanding stock of the Company as of the same time. For purposes of this assumption, shares of Company Common Stock exchanged for cash or other property surrendered by dissenters or exchanged for cash in lieu of fractional shares of Parent Common Stock will be treated as outstanding Company Common Stock at the Effective Time. Moreover, shares of the Company Common Stock and shares of Parent Common Stock held by Company shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Effective Time are considered for purposes of this assumption.

     3. Following the Merger, the Company will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of Merger Sub's net assets and at least 70 percent of the fair market value of Merger Sub's gross assets held immediately prior to the Merger. For purposes of this assumption, amounts paid by the Company or Merger Sub to dissenters, amounts paid by the Company or Merger Sub to shareholders who receive cash or other property, amounts used by the Company or Merger Sub to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by the Company will be included as assets of the Company or Merger Sub, respectively, immediately prior to the Merger.


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January 23, 1998
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     4.   Prior to the Merger, Parent will be in control of Merger Sub within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code").

     5. The Company has no plan or intention to issue additional shares of its stock that would result in Parent losing control of the Company within the meaning of Section 368(c) of the Code.

     6. Parent has no plan or intention to reacquire any of its stock issued in the Merger.

     7. Parent has no plan or intention to liquidate the Company, to merge the Company with or into another corporation, or to sell or otherwise dispose of the Company Common Stock except for transfers of such stock to corporations controlled by Parent; or to cause the Company to sell or otherwise dispose of any of its assets or of any of the assets acquired from Merger Sub, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by the Company.

     8. Merger Sub will have no liabilities assumed by the Company, and will not transfer to the Company any assets subject to liabilities, in the Merger.

     9. Following the Merger, the Company will continue its historic business or use a significant portion of its historic business assets in a business.

     10. Except as otherwise provided in Sections 5.7 or 7.2 of the Agreement, Parent, Merger Sub, the Company and the shareholders of the Company will pay their respective expenses, if any, incurred in connection with the Merger.

     11. There is no intercorporate indebtedness existing between Parent and the Company or between Merger Sub and the Company that was issued, acquired, or will be settled at a discount.

     12. In the Merger, shares of Company stock representing control of the Company, as defined in Section 368(c) of the Code, will be exchanged solely for voting stock of Parent. For purposes of this assumption, shares of Company Common Stock exchanged for cash or other property originating with Parent will be treated as outstanding Company Common Stock on the date of the Merger.

     13. At the time of the Merger, the Company will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in the Company that, if exercised or converted, would affect Parent's acquisition or retention of control of the Company, as defined in Section 368(c) of the Code.


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     14.  Parent does not own, nor has it owned during the past five years, any shares of the stock of the Company.

     15.  No two parties to the Merger are investment companies as defined in
Section 368(a)(2)(F)(iii) and (iv) of the Code.

     16. On the date of the Merger, the fair market value of the assets of the Company will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

     17. The Company is not under the jurisdiction of a court in Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

     18. The payment of cash in lieu of fractional shares of Parent Common Stock is solely for the purposes of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for-consideration. The total cash consideration that will be paid in the transaction to Company shareholders instead of issuing fractional shares of Parent Common Stock will not exceed one percent of the total consideration that will be issued in the transaction to Company shareholders in exchange for their shares of Company Common Stock. The fractional share interests of each holder of Company Common Stock will be aggregated and no holder of Company Common Stock (other than dissenters to the Merger) will receive cash in an amount equal to or greater than the value of one full share of Parent Common Stock.

     19. The Company's authorized capital stock consists of 275,000 shares of Company Common Stock, 250,000 of which are issued and outstanding at the date hereof.

                                       OPINION

     Based upon the information submitted and the assumptions set forth above, it is our opinion that:

     1.   The Merger will constitute a reorganization within the meaning of
Section 368(a)(1)(A) and (a)(2)(E) of the Code. Parent, Merger Sub and the Company will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

     2. No gain or loss will be recognized by Company shareholders upon the exchange of their Company Common Stock solely for Parent Common Stock. (Section 354(a)(1) of the Code).

     3. The basis of the Parent Common Stock to be received by Company shareholders will be the same, in each instance, as the basis of the Company Common Stock (reduced by any amount allocable to fractional share interests for which cash is received) surrendered in exchange therefor (Section 358(a)(1) of the Code).


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January 23, 1998
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     4.   The holding period of the Parent Common Stock to be received by
Company shareholders will include the holding period of the Company Common Stock surrendered in exchange therefor, provided the Company Common Stock was held as a capital asset on the date of the exchange (Section 1223(1) of the Code).

     5. Where a Company shareholder receives cash by exercising statutory dissenter's rights, the cash will be treated as having been received by such shareholder as a distribution with respect to such shareholder's Dissenting Shares, subject to the provisions and limitations of Sections 302 and 318 of the Code.

     6. The payment of cash in lieu of fractional share interests of Parent Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by Parent. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed under Section 302(a) of the Code.

     7. No gain or loss will be recognized by Parent, Merger Sub or the Company as a result of the Merger (Sections 361 and 1032 of the Code).

                                      CONCLUSION

     The foregoing opinion is premised and conditioned upon the validity of the assumptions set forth herein and the accuracy and validity of the facts described herein, including the fact that the Merger will be consummated in the manner described in the Agreement.

     Our opinion is based upon the federal income tax laws in effect as of this date. Future legislation, administrative pronouncements or judicial decisions (some of which may have retroactive application) could have a material effect on the validity of our conclusions. Our opinion is expressly limited to the validity of our conclusions and the issues specifically addressed herein, and we render no opinion regarding other issues that have not been specifically addressed. Our opinion cannot be relied upon by anyone other than the addressees hereof and the shareholders of the Company without our prior express written consent. We hereby consent to the filing of this Opinion, or copies hereof, as an Exhibit to the Registration Statement on Form S-4 to be issued by Parent (the "Registration Statement") pursuant to the Agreement and to the statement made regarding our Firm under


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January 23, 1998
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the caption "Summary -- Certain Federal Income Tax Consequences" and "The
Merger -- Certain Federal Income Tax Consequences" in the Proxy
Statement/Prospectus constituting part of the Registration Statement.

                                   Sincerely,

                                   /s/ Eskew & Gresham PSC
                                   ---------------------------
                                   ESKEW & GRESHAM PSC